November 16, 2005

M-Wave, Inc.
475 Industrial Drive
West Chicago, Ill 60185

Attn:  Mr. Joseph Turek

Dear Mr. Turek,
Effective today, I resign as a member of the Board of Directors of M-Wave, Inc. Regretfully, I must terminate the longest tenured independent board position.

I take this action because I totally disagree with policies and practices being pursued by management and the company’s newly-elected board members who together constitute a majority of the Board. What I have found intolerable as a director is management’s systematic violation of the publicly disclosed August 19th 2005 Settlement Agreement.

In addition, Mr. Turek, as Chairman of the Board, has chosen to not have company counsel present at meetings of the board. However, he has in attendance her personal counsel who is not retained by the company and was litigation counsel to Messrs. Mayer and Turek during the dispute with the independent directors. This practice continued after my concerns were addressed to Mr. Turek.

In addition to violating the Settlement Agreement, I have fount the presence of Mr. Turek’s private lawyer to breach the confidentiality of the Board meeting and to inhibit open discourse among the Directors at a meeting. Is also endangers the availability of the attorney/client privilege for the company and the board. Due to the above issues, I must submit my resignation immediately,

Very truly yours,

Gregory E. Meyer